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June 13, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR and FEDEX	File No. 025681-0024

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Spansion Inc.

Registration Statement on Form S-1

File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission on April 13, 2005 (the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on May 11, 2005 from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In addition, where practicable, revisions to the disclosure are set forth below as underlined additions to the boxed disclosure that was included in the Registration Statement.

Registration Statement on Form S-1

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

Response: In response to the Staff’s comment, the Company hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information.

Mr. Tim Buchmiller

June 13, 2005

2.	We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

Response: In response to the Staff’s comment, the Company has provided as much of the requested information in Amendment No. 1 as is available at this time. The Company is continuing to work with AMD and Fujitsu to finalize certain agreements and will file such agreements with a future amendment once finalized.

3.	Please provide us with copies of the industry reports you cite throughout your prospectus, and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Response: In response to the Staff’s comment, we have provided copies of the industry reports cited in the Registration Statement in the enclosed binder:

•	iSuppli Flash Memory Market Share Module 2004 – Final (enclosed as Exhibit 1);

•	iSuppli Flash Memory Market Size (enclosed as Exhibit 2);

•	iSuppli Bits Up, Bucks Not NOR/SRAM/MCP Market Tracker Q1 2005 (enclosed as Exhibit 3);

•	Gartner Dataquest Forecast: Mobile Terminals, Worldwide, 1999-2008 – 4Q04 Update (enclosed as Exhibit 4);

•	Web-Feet Research, Inc. Flash Memory Applications and Markets: 2004-2009, dated September 2004 (enclosed as Exhibit 5);

•	Gartner Dataquest Semiconductor Forecast Database, dated February 15, 2005 (enclosed as Exhibit 6); and

•	IDC Worldwide Flash Memory 2005-2008 Forecast and Analysis, dated April 2005 (enclosed as Exhibit 7).

We have highlighted and flagged, where appropriate, the relevant sections that support the data included in the Registration Statement and provided the page numbers where such data has been used (see enclosed Exhibit Index).

The Company advises the Staff that each of the sources of cited data has consented to the Company’s use of their names and data. The Company advises the Staff that none of the cited reports were commissioned by the Company or any of its affiliates or prepared specifically for the Company’s use, except for Exhibit 2, provided by iSuppli, demonstrating the 2004 market size of

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June 13, 2005

the wireless, embedded and removable storage categories of the Flash memory, and Exhibit 3, provided by iSuppli, demonstrating the amount of worldwide sales in the Flash memory market in 1998, each as referenced on page 68 of Amendment No. 1. The market size data of the Flash memory categories in Exhibit 2 were derived from additional data provided by iSuppli to the Company, which iSuppli abstracted from its own standard, pre-existing databases. In Exhibit 3, the monetary amount of Flash memory market sales in 1998 was derived by iSuppli from its pre-existing database figures.

4.	Please supplementally provide us with copies of all artwork and any graphics that you intend to include in the prospectus when you file the first amendment to your registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that it is currently in the process of preparing the graphics and artwork that it intends to include in the prospectus. The Company confirms that it will supplementally provide the Staff with copies of all artwork and any graphics that it intends to include in the prospectus in a future amendment to the Registration Statement as soon as they are available. The Company is not including any artwork or graphics in Amendment No. 1.

Cover Page of Prospectus

5.	Briefly describe the voting rights of the Class A common stock, the fact that there will also be shares of Class B, C and D common stock and their respective voting rights, and the extent to which AMD and Fujitsu will continue to control your company after the offering.

Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus to describe the voting rights of the Class A common stock and to disclose the existence and voting rights of shares of Class B, Class C and Class D common stock. The Company has also revised the prospectus cover to explain the extent to which AMD and Fujitsu will continue to control the Company after the offering. Specifically, the Company has added the following language to the cover page of the prospectus:

Our common stock will consist of four classes of stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Advanced Micro Devices, Inc., or AMD, will own              shares of our Class A common stock and all of our outstanding shares of Class B common stock. As the holder of our Class B common stock, AMD will have the right initially to elect two of our directors. Fujitsu Limited, or Fujitsu, will own all of our outstanding shares of Class C and Class D common stock. As the holder of our Class C common stock, Fujitsu will have the right initially to elect one of our directors. Holders of all classes of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that our Class D common stock has no voting rights with respect to the election of directors. Upon completion of this offering, and assuming no exercise of the underwriters’ over-allotment option, the Class A and Class B common stock owned by AMD will represent     % of the total outstanding shares of our common stock, and the Class C and Class D common stock owned by Fujitsu will represent     % of the total outstanding shares of our common stock. For more information, see “Description of Capital Stock” beginning on page 109.

6.	Please delete the “Joint Book-Running Managers” statement as this is inappropriate cover page disclosure.

Response: In response to the Staff’s comment, the Company has deleted the “Joint Book-Running Managers” statement on the cover page of the prospectus.

Mr. Tim Buchmiller

June 13, 2005

Summary-Page 1

7.	Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. For example, please consider whether all or part of your disclosures that appear under the headings “Our Strengths” and “Our Strategy” might be better suited for disclosure only in the body of the prospectus. In addition, the disclosure in your summary should provide a balanced presentation of your business. Expand your summary to balance the disclosure with a realistic picture of some of the challenges you face, many of which are identified in your risk factors section. For example, we note your significant reliance on consumer demand for mobile phones, your significant indebtedness, your anticipated capital expenditures for fiscal 2005, and the increased risk of intellectual property infringement claims against you.

Response: In response to the Staff’s comment, the Company has revised the summary as set forth on pages 1 through 5 of Amendment No. 1.

Overview - Page 1

8.	Please supplementally provide independent and objective support for your statements that you are the “largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory,” and that Flash memory is “one of the fastest growing segments of the semiconductor industry,” and for the statements in the sentence beginning “[o]ur products are sold to many of the top original equipment manufacturers....” Please tell us whether you are the largest company in terms of revenue in the Flash memory market, and why you believe that it is significant that you are the largest company in the world dedicated exclusively to the Flash memory market.

Response: In response to the Staff’s comment, we have provided a copy of the iSuppli report (see Exhibit 1) which supports the Company’s statement that it is the “largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory.” The iSuppli report shows that, based on 2004 end customer revenues, Spansion was the largest supplier of NOR Flash memory products and the second largest supplier of Flash memory products in the overall Flash memory market. The iSuppli report shows that Spansion’s 2004 end customer sales of approximately $2.4 billion exceeded those of all other Flash memory producers except Samsung, which produces both NOR Flash and NAND Flash memory products and had Flash memory revenues of $3.9 billion in 2004. Samsung is not dedicated exclusively to developing, designing and manufacturing Flash memory. In addition to Flash memory, Samsung produces many kinds of consumer devices, including DVD players, televisions, digital cameras, computers, color monitors, LCD panels, printers, other semiconductor devices and communications devices ranging from wireless phones to networking switches. Therefore, the Company is the largest company in the world, based on 2004 end customer revenues, that is dedicated exclusively to developing, designing and manufacturing Flash memory.

In response to the Staff’s comment, we have also provided a copy of a Gartner Dataquest report dated February 15, 2005, entitled “Semiconductor Forecast by Device by Application” (enclosed as Exhibit 8), that supports the Company’s statement that Flash memory is “one of the fastest growing segments of the semiconductor industry.” This report provides market forecasts for the

Mr. Tim Buchmiller

June 13, 2005

period 2003 through 2008 for the semiconductor industry and subdivides the industry into 36 market segments. Of these 36 segments, the Flash memory segment has the fifth highest projected growth rate for the period 2003 through 2008, with a projected compound annual growth rate of 18.1 percent. The four segments with higher projected growth rates for the same period are PSRAM (44.4 percent), Digital Signal Processor (20.1 percent), CMOS Image Sensor (32.5 percent) and Non-Optical Sensors (19.0 percent).

In addition, the Company supplementally advises the Staff that its products are sold to the following mobile phone OEMs or their affiliates: Nokia, Motorola, Samsung, Siemens, LG Electronic, Kyocera and Sagem. We have enclosed as Exhibit 9 an IDC report dated December 2004 entitled “IDC Worldwide Mobile Phone 2004-2008 Forecast Update and 1H04 Vendor Shares,” showing that these companies comprise seven of the top ten mobile phone suppliers based on worldwide market share.

The Company advises the Staff that its products are sold to the following consumer electronics OEMs or their affiliates: Sony, Matsushita, Philips Electronics, Samsung, Pioneer, Thomson SA, Toshiba, Kenwood, LG Group and Funai Electric. We have enclosed as Exhibit 10 a Euromonitor report dated December 1, 2004 entitled “The World Market for Consumer Electronics,” showing that these companies comprise the top ten consumer electronics vendors by percent of worldwide retail volume for 2002 and 2003.

The Company advises the Staff that its products are sold to the following automotive electronics OEMs or their affiliates: Robert Bosch, Delphi Automotive, SiemensVDO Automotive, Denso, Continental TEMIC, Visteon, Clarion, Mitsubishi, and Pioneer Electronic. We have enclosed as Exhibit 11 hereto a Gartner report dated November 5, 2004 entitled “Market Size: Spending on Automotive Electronics Semiconductors,” showing that these companies comprise nine of the top ten automotive electronics companies based on 2003 worldwide semiconductor spend.

Many of the Company’s competitors develop, market and sell multiple product lines in addition to Flash memory. For example, Intel sells baseband chipsets and as noted above, Samsung sells wireless handsets. The Company believes the diverse product lines of these competitors can create potential conflicts of interest between them and their direct customers. Because the Company focuses exclusively on Flash memory, the Company does not compete with either its end customers or other significant hardware suppliers. Therefore, the Company believes it is well positioned to jointly develop products and collaborate on future technology roadmaps with its end customers and partners. Moreover, unlike its competitors, the Company’s sole priority is to be successful in the Flash memory market. As such, it is focused on providing customer focused solutions and its management and resources, including design, manufacturing, marketing, and capital investment, are dedicated to this endeavor.

9.	We note from your first risk factor on page 12 that a significant portion of the NOR Flash memory market in 2004 is dependent on consumer demand for mobile phones and that a substantial portion of your sales were made to the wireless category of the Flash memory market. Please revise your summary to make clear the degree to which your historical revenues have relied upon sales to the mobile phone market.

Mr. Tim Buchmiller

June 13, 2005

Response: In response to the Staff’s comment, the Company has added the following disclosure to page 2 of Amendment No. 1:

In 2004, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004.

10.	Please balance your disclosure of your fiscal 2004 net sales with disclosure of your fiscal 2004 net loss.

Response: In response to the Staff’s comment, the Company has added disclosure of its fiscal 2004 net loss to page 1, page 41 and page 67 of Amendment No. 1 as follows:

For fiscal 2004 and the first quarter of fiscal 2005, our net sales were $2.3 billion and $433.2 million. Our net losses for these periods were $19.7 million and $108.8 million.

Company Information - Page 4

11.	Please clarify the nature of the transaction that will result in the conversion of Spansion LLC into Spansion Inc. For example, will the conversion be conducted pursuant to a merger of these entities?

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify the nature of the transaction that will result in the conversion of Spansion LLC into Spansion Inc. The Company advises the Staff that shortly prior to the consummation of this offering, the Company will form a corporation, Spansion Inc., and Spansion LLC will be merged with and into Spansion Inc. Specifically, the Company has revised its disclosure on page 4 of Amendment No. 1 as follows:

We were formed as FASL LLC, a Delaware limited liability company, on April 15, 2003 and changed our name to Spansion LLC on June 28, 2004. Effective as of June 30, 2003, AMD and Fujitsu had contributed various assets to us, and as a result became our two members. Shortly prior to the consummation of this offering, ~~Spansion LLC will be converted into Spansion Inc., a Delaware corporation, and AMD and Fujitsu will be our two stockholders.~~ we will form a corporation, Spansion Inc., and Spansion LLC will be merged with and into Spansion Inc.

Cost Reduction Efforts - Page 5

12.	If you elect to retain this subsection in the summary, please revise to explain in greater detail your cost reduction efforts. Your revised disclosure should include, among other things, the anticipated timing of completion and anticipated cost savings of each disclosed action. In particular, please discuss in greater detail your efforts to reduce your costs under your service agreements with AMD and Fujitsu.

Response: In response to the Staff’s comment, the Company has deleted the disclosure regarding its cost reduction efforts.

Mr. Tim Buchmiller

June 13, 2005

Concurrent Debt Offering - Page 5

13.	We note that you intend to conduct a note offering concurrently with the registered offering. Please provide us with your analysis as to why the offers and sales of the notes should not be integrated with the registered offering, including a discussion of any relevant staff interpretations.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company intends to conduct the concurrent notes offering in a manner consistent with and in reliance on the position of the Staff with respect to integration of private and public offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters. The Company believes that the concurrent notes offering is consistent with the policy expressed by the Commission in these no-action letters and that it should not be integrated with the public offering.

14.	If the proceeds of the concurrent debt offering will be used in whole or in part to repay outstanding indebtedness owed to affiliates, please include appropriate disclosure here and elsewhere where appropriate throughout your prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that it has provided as much of the requested information in Amendment No. 1 as is available at this time. The Company confirms that it will comply with the Staff’s comment in future amendments to the Registration Statement when sufficient information is available to determine the application of the proceeds.

Risk Factors - Page 12

15.	Please expand your risk factors to describe any risks that may result from the commoditization of memory products and declining average sales prices.

Response: In response to the Staff’s comment, the Company has revised its risk factors disclosure to highlight risks that may result from commoditization of memory products and declining average sales prices. Specifically, the Company has revised its disclosure on pages 16 and 17 of Amendment No. 1 as follows:

Industry overcapacity could require us to lower our prices and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future negatively impact on our average selling prices and materially adversely affect us.

Industry overcapacity could cause us to under-utilize our manufacturing facilities and have a material adverse effect on us.

~~Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by~~

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June 13, 2005

~~others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future put pressure on our ASPs and materially adversely affect us.~~

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing ~~fabrication~~ facilities. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Accordingly, during periods in which we under-utilize our manufacturing facilities as a result of reduced demand for certain of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our business has been characterized by average selling prices that decline over relatively short time periods, which can negatively affect our results of operations unless we are able to reduce our costs or introduce new products with higher average selling prices.

Average selling prices for our products historically have declined over relatively short time periods. For example, in the first quarter of fiscal 2005, our average selling prices decreased by approximately 17 percent compared with the fourth quarter of 2004. Similarly, in the fourth quarter of fiscal 2004, our average selling prices decreased by approximately seven percent compared with the third quarter of fiscal 2004. We are unable to predict pricing conditions for any future periods. Even in the absence of downturns or oversupply in the industry, average selling prices of our products have decreased during the products’ lives, and we expect this trend to continue. When our average selling prices decline, our net sales and net income decline unless we are able to compensate by selling more units, reducing our manufacturing costs or introducing new, higher margin products that have higher densities and/or incorporate advanced features. We have experienced declining average selling prices in the past, and we expect that we will continue to experience them in the future, although we cannot predict when they may occur or how severe they will be. If our average selling prices continue to decline, our operating results could be materially adversely affected.

Risks Related to Our Business and Industry - Page 12.

If we are unable to diversify our customer base ... - Page 18

16.	Please revise to disclose the percentage of your net sales accounted for by your five largest end user customers during fiscal 2004. Please also revise your Business section to include the disclosures regarding dependence on customers required by Item 101(c)(vii) of Regulation S-K.

Mr. Tim Buchmiller

June 13, 2005

Response: In response to the Staff’s comment, the Company respectfully submits that all information required by Item 101(c)(vii) of Regulation S-K has been included in the Registration Statement. Supplementally, the Company advises the Staff that no end customer would have accounted for greater than ten percent of its net sales for fiscal 2004 if it would have sold to them directly. Nevertheless, to further reduce business risk, the Company aims to further diversify its customer base.

Risks Related to Our Relationship with AMD and Fujitsu - Page 24

We may be delayed or prevented from taking certain actions... - Page 24,

17.	We note that there may be conflicts of interest with AMD and Fujitsu. In an appropriate location in your prospectus, disclose whether you have established any procedures to minimize the potential for conflicts of interest between you and AMD and Fujitsu. If so, describe those procedures.

Response: In response to the Staff’s comment, the Company refers the Staff to the disclosure on page 112 of Amendment No. 1 under the caption “Corporate Opportunities” which describes certain provisions of its Certificate of Incorporation. The Company advises the Staff that it has no other formal, established procedures with respect to such potential conflicts of interest. The Company also advises the Staff that the Company has entered into a non-competition agreement with AMD and Fujitsu as disclosed in the Registration Statement.

Use of Proceeds - Page 31

18.	Please disclose the approximate amount of proceeds to be used for each stated use of proceeds, consistent with Item 504 of Regulation S-K. In addition, to aid investor understanding, please clarify more specifically the nature of your intended uses.

Response: In response to the Staff’s comment, the Company advises the Staff that it has discussed the use of proceeds to the extent determined at this time and has not yet made any specific allocations for particular uses. The Company confirms that it will provide more specific information in future amendments to the Registration Statement when sufficient information is available.

19.	We note your statement that “[d]epending on future events, [you] may determine at a later time to use the net proceeds for different purposes.” Please revise to discuss the specific contingencies that may result in such a change and the specific alternative uses of proceeds in the event that those contingencies occur. Refer to instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has deleted the above-referenced statement.

20.	Please provide disclosures substantially similar to those called for by Instruction 4 to Item 504 of Regulation S-K with respect to the indebtedness to be repaid with the proceeds of the concurrent debt offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not yet have sufficient information regarding the application of the proceeds from the concurrent debt offering and therefore cannot provide additional disclosure in Amendment No. 1 regarding the

Mr. Tim Buchmiller

June 13, 2005

use of proceeds. The Company confirms that it will comply with the Staff’s comment in future amendments to the Registration Statement when sufficient information is available to determine the application of the proceeds.

Capitalization - Page 32

21.	Please remove the cash, cash equivalents and short term investments caption from this table.

Response: In response to the Staff’s comment, the Company has removed the cash, cash equivalents and short term investments caption from the Capitalization table.

Dilution - Page 33

22.	Please explain that if your underwriters’ over-allotment is exercised in full, the number of shares held by new investors will increase, and quantify the additional dilutive effect.

Response: In response to the Staff’s comment, the Company has added the following disclosure on page 33 of Amendment No. 1:

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share at March 27, 2005 after giving effect to this offering would have been $             per share, and the dilution per share to our new investors purchasing shares of our common stock in this offering would have been $             per share.

The Company has also added the following disclosure on page 33 of Amendment No. 1:

If the underwriters exercise their over-allotment option in full, our existing stockholders would own              percent and our new investors would own              percent of the total number of shares of our common stock outstanding upon completion of this offering.

Unaudited Pro Forma Consolidated Financial Data - Page 34

23.	Pro forma financial information should only illustrate the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A. See also Item 11-03 of Regulation S-X. Effects of new major distribution, cost sharing, or management agreements, and compensation or benefit plans should only be reflected in the pro forma statements if amounts can be factually supported, are directly attributable to the transaction, and are expected to have a continuing impact on the statement of operations. Please tell us why you believe that your presentation of pro forma financial information reflecting each of the transactions on page 34 is appropriate under Items 11-01 and 11-02 of Regulation S-X considering the above. Discuss the extent to which amounts were determined based upon the terms of new contractual agreements versus highly judgmental estimates. Discuss the reasons

Mr. Tim Buchmiller

June 13, 2005

that AMD and Fujitsu agreed to these reductions. Discuss any other changes in these agreements that may also reduce the level or types of services or other benefits you receive from AMD and Fujitsu. Tell us why you refer to an “understanding” with AMD and Fujitsu and not agreements. Explain why you refer to amounts “which [you] believe” would have been reflected. Explain how you calculated the amounts related to the reflected transactions.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it considered Rule 11-01(a)(8) which requires that pro forma information be provided when:

“Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.”

The Company believes that its agreement with AMD to transfer AMD’s Flash memory sales force to Spansion and eliminate AMD’s distribution margin and its agreement with Fujitsu to reduce the distribution margin earned by Fujitsu will have a significant impact on the Company’s financial results and is material to investors. Similarly, the Company believes that its agreements with AMD and Fujitsu to reduce the royalty paid to them under the Company’s patent cross-license agreements will have a significant impact on the Company’s financial results and is material to investors.

Although the Company has not yet terminated its distribution agreement with AMD, the parties have agreed in principle to the agreement’s termination in light of the currently ongoing transition of AMD’s sales force responsible for the sale of Spansion Flash memory products to the Company. This transition is currently underway. The Company expects that the AMD distribution agreement will be terminated prior to the consummation of this offering.

Similarly, although the Company and Fujitsu have not yet amended their distribution agreement, Fujitsu has agreed in principle to the reduction of its distribution margin from 7.0 percent to 4.3 percent. The Company expects that the Fujitsu distribution agreement will be amended prior to the consummation of this offering.

The following explains how the amounts related to the reflected transactions are calculated:

•	With respect to the elimination of AMD’s distribution margin, the Company has added to its pro forma net sales for fiscal 2004 the actual amount of the distribution margin earned by AMD on its sales of the Company’s products in fiscal 2004. Correspondingly, the Company has added the actual direct and indirect selling costs incurred by AMD in fiscal 2004 to sell the Company’s products to pro forma expenses.

•	With respect to the reduction of Fujitsu’s distribution margin, the Company has calculated the amount by which Fujitsu’s actual distribution margin would have decreased in fiscal 2004 had the amended distribution agreement been in effect from the beginning of fiscal 2004 and added that amount to the Company’s pro forma net sales for fiscal 2004.

•	With respect to the reduction in royalties paid by the Company to AMD and Fujitsu under the Company’s patent cross-license agreements with them, the Company has reduced the amount of the royalties actually paid to each of AMD and Fujitsu in fiscal 2004 by the percentage reduction agreed to by the parties in order to derive pro forma royalties.

Mr. Tim Buchmiller

June 13, 2005

•	With respect to profit sharing, the Company has calculated the additional pro forma profit sharing expense that would have been incurred under the profit sharing plan in effect during fiscal 2004 as a result of the increase in net income resulting from the foregoing adjustments.

Although definitive agreements have not yet been concluded with AMD and Fujitsu with respect to the foregoing adjustments as of the date hereof, both Fujitsu and AMD have agreed in principle to the reduction in the royalty rate in the amount shown, and the Company expects that a definitive agreement will be concluded before consummation of the offering. Similarly, in the notes to the pro forma financial statements, the Company refers to the pro forma adjustments as amounts “which we believe” would have been reflected because definitive agreements have not yet been concluded with AMD and Fujitsu. The Company expects to remove this qualifying language and to indicate that definitive agreements will be entered into upon the effective date of the offering prior to circulating its red herring prospectus.

Fujitsu and AMD have agreed in principle to the above changes pursuant to negotiations with the Company in connection with the Company’s potential initial public offering and because they intend to position Spansion LLC to operate successfully as an independent public company.

24.	We note that one of the adjustments relates to a reduction in your royalty rate from 1 percent to 0.3 percent. This adjustment decreases your cost of sales by $35.0 million. We note that the pro forma statements do not reflect any additional costs that you will incur due to your loss of rights to key intellectual property of AMD as discussed on pages 12 - 13 and page 41. Please address why you believe that the pro forma statements fairly reflect the impact of your royalty agreements considering you are not including the additional costs you will need to incur to license the intellectual property previously licensed from AMD.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while its relationship with AMD and Fujitsu provide it with a factual basis for determining the reduction in the royalty rate for the use of AMD and Fujitsu intellectual property that would have been paid to each of them in fiscal 2004 had the agreements been in place at that time, the Company does not have a factual basis for determining when or how much it may have to pay in license fees to third parties when the Company loses its rights under a number of patent cross-license agreements or other license agreements that AMD has with third parties. Accordingly, the Company has indicated on page 36 of Amendment No. 1 that the pro forma financial statements do not reflect any such expenses. Moreover, the Company has disclosed that under certain patent cross-license agreements and other licenses, the Company believes that it will continue to be a beneficiary for some period of time after the consummation of the offering while AMD continues to hold a majority of the Company’s shares entitled to vote for the election of directors. Therefore, an increase in the Company’s costs related to these patent cross-licenses and other licenses would not go into effect until the Company was no longer a beneficiary or, in any event, only after what would likely be lengthy negotiations with third parties.

25.	Please tell us what consideration you gave to presenting a pro forma balance sheet to reflect the following transactions:

•	Assumption of liabilities related to transferred employees such as pension, profit sharing, accrued vacation, etc.

Mr. Tim Buchmiller

June 13, 2005

•	Change in structure of debt due to issuance of new debt and pay down of old debt. Also address why you did not reflect any changes in your pro forma statement of operations.

•	One-time for deferred taxes that will be incurred in connection with your conversion into a corporation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that with respect to assumption of liabilities related to transferred employees, such as pension, profit sharing and accrued vacation, the Company and AMD have reached an understanding that the Company would not be responsible for any such liabilities.

In addition, with respect to a change in structure of debt due to the issuance of new debt, the Company has not yet determined the amount or use of proceeds from the concurrent notes offering. Accordingly, at this time, the Company does not have a sufficient factual basis to show the pro forma impact of this event. The Company confirms that it will disclose the pro forma impact of this event in future amendments to the Registration Statement.

With respect to one-time deferred taxes that will be incurred in connection with the conversion of the Company to a corporation, the Company has disclosed on page 47 that it will incur a charge to net income of approximately $10-15 million at the time of the offering to establish deferred tax liabilities on its balance sheet. Because this is a one-time charge and will not impact continuing operations, the Company has not included a pro forma balance sheet to reflect this. The Company has, however, included a discussion of this one-time charge on page 36 to alert investors that such one-time deferred taxes have not been reflected in the pro forma statement of operations.

26.	We note the disclosure on page 35. Please tell us why you did not discuss the impact of changes in purchasing power and entering into new agreements with ‘third-party providers, as disclosed on page 26 of your Risk Factors, as one of the factors that may change your future cost structure.

Response: In response to the Staff’s comment, the Company has revised its disclosure to add a discussion of the potential impact of changes in its purchasing power, by adding the following bullet point to the list of bullet points on page 10 and page 36 of Amendment No. 1:

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power. For more information, see “Risk Factors—We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.”

27.	Please quantify the distribution margin that AMD currently receives.

Response: In response to the Staff’s comment, the Company has updated the first bullet point under the third paragraph on page 9 and page 35 of Amendment No. 1 as follows:

•	the termination of the AMD Distribution Agreement, resulting in an elimination of the seven percent distribution margin ~~which AMD currently receives~~ thereunder for fiscal 2004, which we believe would have added approximately $80.3 million to net sales for

Mr. Tim Buchmiller

June 13, 2005

fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first quarter of fiscal 2005, which we believe would have added approximately $14.2 million to net sales for the first quarter of fiscal 2005;

Management’s Discussion and Analysis ... - Page 39

28.	Please tell us where in MD&A you discuss the following, or tell us why a discussion of the item is not required:

•	Planned capital expenditures of $450 million in fiscal 2005 (see page 15). If material, quantify the total amount you will need to spend for the 300-millimeter Flash memory capacity to have this capacity in fiscal 2007 and the source of funds for this project.

•	Potential increased costs resulting from a decrease in your purchasing power or other factors/cost due to no longer being; a majority-owned subsidiary of AMD (see page 26).

Response: In response to the Staff’s comment, the Company refers the Staff to page 62 of Amendment No. 1, under the heading “Short-Term and Long-Term Liquidity,” where the Company discloses its anticipated capital investments in fiscal 2005. As of the date hereof, the Company’s Board of Managers has not approved a definitive capital expenditure plan for achieving 300-millimeter Flash memory capacity in fiscal 2007, and therefore the Company is unable to provide specific information in Amendment No. 1. The Company confirms to the Staff that as material information on its capital expenditure plans for 300-millimeter capacity and other plans becomes available, it will include such information in future amendments to the Registration Statement.

The Company also refers the Staff to page 43 of Amendment No. 1, under the heading “Continuing Transition to Independence,” where the Company discloses the following:

“We expect to pay AMD and Fujitsu a reduced royalty rate for the use of their intellectual property. However, these savings could be more than offset by the fact that once we are no longer a beneficiary under AMD’s intellectual property licenses and cross licenses, we will have to negotiate and enter into our own licenses and cross licenses with third parties. We expect that we may have to pay royalties under some of these new licenses and cross licenses. We do not have enough information at this time to be able to quantify the impact of this transition on our results of operations or financial condition.”

Additionally, in response to the Staff’s comment regarding the “potential increased costs resulting from” the decrease in the Company’s “purchasing power,” the Company advises the Staff that while the Company believes not being a majority-owned subsidiary of AMD may have an adverse effect on the Company’s purchasing power, it does not believe it has the ability to appropriately forecast or quantify the actual amounts at this time. Moreover, the Company intends to negotiate new agreements with certain key suppliers prior to the consummation of the offering. The Company confirms that if it gains sufficient clarity on such issues prior to filing a future amendment to the Registration Statement, it will provide additional disclosure in such future amendment.

Mr. Tim Buchmiller

June 13, 2005

Flash Memory Market - Page 41

29.	Please expand your disclosure to explain why you were delayed in introducing products based on your second-generation MirrorBit technology and when you expect to deliver products based on this technology.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it has been shipping high density products based on its 110-nanometer, or second generation, MirrorBit technology to end customers since late 2004. However, the Company was delayed in bringing to market a high performance, 1.8 volt, 256-megabit device with simultaneous read/write operation at very high speeds. The underlying second-generation MirrorBit technology was not a factor in the delayed time-to-market. Rather, the Company was delayed in bringing this product to market because the complex design of the product required that the Company perform several re-designs before it could achieve the maximum performance specifications under all temperature conditions. The Company began delivering to end customers a version of this 256-megabit product in the first quarter of fiscal 2005, and the Company expects to begin delivering to end customers its new higher performance version of this product by the end of the second quarter of fiscal 2005. The Company continues to refine and improve its design methodologies and product development cycle in an effort to minimize the potential for similar delays in the future.

The Company has revised the disclosure on page 16 of Amendment No. 1 under the risk factor entitled “If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected” to explain why the Company was delayed in introducing its 256-megabit product based on second generation MirrorBit technology and the timing for delivery of this product to end customers, as follows:

For example, during the second half of fiscal 2004 and the first quarter of fiscal 2005, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for the wireless category of the Flash memory market. The delay, which ~~has~~ was due to our having to re-design the product in order to achieve higher performance specifications under all temperature conditions, ~~continued into the first quarter of 2005, has~~ contributed to lower than anticipated Flash memory product revenues and has caused us to lose market share in the wireless category of the Flash memory market. We began delivering a version of this product in the first quarter of fiscal 2005, and we expect to begin delivering our new, higher performance version of the product by the end of the second quarter of fiscal 2005.

Results of Operations - Page 45

30.	Please disclose the amount of revenues earned for the period from April 1, 2003 through June 30, 2003, since this period included only sales of Flash memory wafers whereas sales after this period were of finished Flash memory products, or tell us in detail why you cannot provide this information.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Net Sales Comparison for Fiscal 2004 and Fiscal 2003” on page 49 of Amendment No. 1 by adding the following sentence at the end of the first paragraph:

Sales during the first three months of fiscal 2003 were approximately $258 million.

Mr. Tim Buchmiller

June 13, 2005

31.	We note that your net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 due to the fact that you were not able to meet demand for certain of your lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which led to your competitors increasing their market share in the second half of fiscal 2004. Please revise the discussion here and on page 50 to disclose why you were not able to meet demand, quantify the effect on revenue of your inability to meet demand, and discuss the measures you have undertaken to remedy the problem, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosure to explain why the Company was not able to meet demand for certain of its lower density products for the embedded category of the Flash memory market. The Company has added the following disclosure on pages 50 and 54 of Amendment No. 1:

We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production.

Net Sales to Members - Page 50

32.	Please revise throughout this subsection to quantify the percentage or amount of each disclosed change in average selling prices or unit shipments. In addition, where a change in net sales from one period to another was due to multiple factors, please quantify the extent to which each factor contributed to the change.

Response: In response to the Staff’s comment, the Company has updated page 54 of Amendment No. 1 to quantify the percentage change in average selling prices and unit shipments.

Financial Condition - Page 51

33.	We note your disclosure regarding your issuance of notes concurrently with this offering. Please quantify the amount you intend to raise in the note offering, and supplementally update us regarding the status of your note offering. Please confirm that you will disclose all of the material terms and file all related material agreements relating to the note offering prior to the initial public offering.

Response: In response to the Staff’s comment, the Company confirms that it will add disclosure in a future amendment to the Registration Statement regarding the amount that the Company intends to raise in the notes offering. The Company advises the Staff that these offerings are to be concurrent offerings and the material terms and material agreements related to the notes offering will not be finalized prior to the initial public offering. The Company confirms that it will file all material terms and material agreements after the consummation of the notes offering.

Mr. Tim Buchmiller

June 13, 2005

Quantitative and Qualitative Disclosure About Market Risk - Page 59

34.	We note that you have various debt instruments denominated in foreign currencies. Please tell us why you do not provide quantitative and qualitative information about the market risk related to foreign currency exchange rate risk of these instruments.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company has various debt instruments denominated in foreign currencies, the majority of these foreign currency denominated debt instruments are denominated in Japanese yen and are recorded on the balance sheet of Spansion Japan Limited, our wholly owned Japanese subsidiary whose functional currency is also the Japanese yen. Therefore, there is no translation risk in earnings because the translation gain or loss is recorded under the “cumulative translation adjustment” component of the members’ capital line item. A hypothetical five percent adverse moment in the value of the Japanese yen relative to the U.S. dollar, with all other variables held constant, increases the aggregate value of our Japanese yen denominated debt by $13.4 million as of December 26, 2004. This represents a change of only two percent in the fair value of the debt due solely to changes in exchange rates. Consequently, the impact on the consolidated financial statements is not material.

With respect to the debt instrument held by Spansion China Limited and Spansion Penang Sdn. Bhd., the exchange rates in the People Republic of China and Malaysia move in tandem with the U.S. dollar, which therefore limits the foreign currency exchange risk on the portion of this debt that is denominated in Chinese renminbi or Malaysian ringgit.

The remaining foreign currency denominated debt, which was approximately $7 million as of March 27, 2005, is not material. Accordingly, the Company believes that the foreign currency exchange risk related to this debt is not material.

Business - Page 62

Our Technology - Page 69

35.	We note your disclosure in the last paragraph that your QuadBit technology would enable you to target a portion of the removable storage category of the Flash memory market. Please clarify the portion of the market that this product would address. In addition, please expand your disclosure in the following sentence to generally indicate the types of new Flash memory products that you intend to create.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 75 of Amendment No. 1 as follows:

For example, we have demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. ~~If successful, we believe QuadBit would enable us to target a portion of the removable storage category of the Flash memory market.~~ Furthermore, MirrorBit technology has the ability to efficiently integrate logic functions within high-density arrays of Flash memory which will enable us to create new types of Flash memory products not available on the market today. We expect that our first products incorporating QuadBit architecture will target segments of the market that value higher density, lower cost products. These products may include products integrating security functionality with high-density Flash memory on a single chip, which we intend to target to certain segments of the cellular handset, automotive electronics and set-top box markets. Also, we believe MirrorBit technology will enable us to expand our Flash memory offerings into new areas such as serial

Mr. Tim Buchmiller

June 13, 2005

Flash. We have announced plans to offer Serial Peripheral Interface, or SPI, products based on MirrorBit technology at densities ranging from one megabit to 64 megabits. We believe that these Flash memory innovations made possible by MirrorBit technology will enable us to expand our opportunity in the Flash memory market.

Architecture -Page 69

36.	Please revise your disclosure, here or in another appropriate location, to clarify whether you believe your intended products based on the ORNAND architecture will drive incremental sales or replace the sales of your products that are currently based on the NOR architecture. If known, please indicate what effect the sales of your products based on the ORNAND architecture will have on your margins.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 by adding the following text:

We believe products based on our ORNAND architecture will both replace certain of our products based on NOR architecture as well as drive incremental and new sales of products to current purchasers of NAND-based products.

The Company supplementally advises the Staff that it is not able to indicate what effect the sales of its products based on the ORNAND architecture will have on its margins.

Intellectual Property and Licensing - Page 80

37.	Pursuant to Item 101(c)(iv) of Regulation S-K, please describe the duration and effect of your material patents, trademarks and licenses, etc.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the heading “Intellectual Property and Licensing” to indicate that its U.S. patents are potentially valid and enforceable for either 17 years from the date they were issued or 20 years from the date they were filed. Certain of the company’s material patents will only survive for a few more years while others will survive for approximately another 15 years. In addition, the duration of the Company’s trademarks is indefinite. The Company supplementally advises the Staff that the duration of its licenses varies depending on the term of the agreement. The Company also refers the Staff to page 85 of Amendment No. 1, where the Company discloses the duration of its rights under the Intellectual Property Contribution and Ancillary Matters Agreement and the patent cross license agreements between the Company and each of AMD and Fujitsu. Specifically, the Company has added the following disclosure on page 85 of Amendment No. 1:

Our U.S. patents are potentially valid and enforceable for either 17 years from the date they were issued or 20 years from the date they were filed. Accordingly, certain of our patents will only survive for a few more years while others will survive for approximately another 15 years. We do not believe that the expiration of any specific patent will have a material adverse effect on us. In addition, the duration of our valid and enforceable trademarks is indefinite.

Mr. Tim Buchmiller

June 13, 2005

Certain Relationships and Related Party Transactions - Page 94

38.	Please revise your disclosure to clarify when the agreements described will be amended, restated or terminated and to indicate when the material changes described will take effect.

Response: In response to the Staff’s comment, the Company has added disclosure on page 100 of Amendment No. 1 as follows:

As we continue our transition to becoming a standalone entity, we have reached an understanding with Fujitsu and AMD to amend the Fujitsu Distribution Agreement and terminate the AMD Distribution Agreement and Margin Split Agreement prior to the consummation of this offering. In addition, shortly prior to the consummation of this offering, the Amended and Restated Limited Liability Company Operating Agreement will be terminated and the other agreements listed above will be amended and restated.

Patent Cross-License Agreements - Page 96

39.	Please disclose how the amount of the royalty payments payable to AMD and Fujitsu are determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1 as follows:

We currently pay royalties to each of AMD and Fujitsu in the amount of one percent of net sales of our products. The royalty rates were negotiated by AMD, Fujitsu and us.

Patent Cross-License Agreements - Page 96

40.	Please revise to describe the manufacturing services provided by Fujitsu.

Response: In response to the Staff’s comment, the Company has revised the description of the Fujitsu Manufacturing Services Agreement to indicate that the services consist of assembly and testing services for the Company’s products. Specifically, the Company has revised the disclosure on page 105 of Amendment No. 1 as follows:

We are party to an agreement pursuant to which Fujitsu provides certain manufacturing services to us at prices and volumes negotiated on a quarterly basis. These services consist of assembly and testing services for our products.

Commercial Die Purchases - Page 100

41.	Please revise to indicate how the prices paid to Fujitsu for the commercial die are determined. Also, please indicate whether you could obtain a similar volume of commercial die from an alternative source without material risks to your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that the prices paid by the Company to Fujitsu for commercial die are determined through a bidding process that the Company uses with all of its suppliers. In selecting commercial die suppliers, the Company considers a number of factors, including price and whether the product design used by the Company’s end customer incorporates commercial die of specified suppliers. In addition, the Company has revised the disclosure to indicate that the Company believes it could obtain similar volume of commercial die from an alternative source

Mr. Tim Buchmiller

June 13, 2005

without material risks to its operations. Specifically, the Company has added the following disclosure on page 107 of Amendment No. 1:

The prices paid by us to Fujitsu for these commercial die are determined through a bidding process that we use with our other suppliers. In selecting commercial die suppliers, we consider a number of factors, including price and whether the product design used by our end customer incorporates commercial die of specified suppliers. We believe that we could obtain a similar volume of commercial die from alternative sources without a material adverse effect on our operations, although there may be some delay related to the time required to qualify an alternate supplier.

Description of Capital Stock - Page 102

42.	Please expand your disclosure to describe the business purposes for having the various classes of common stock.

Response: In response to the Staff’s comment, the Company has expanded its disclosure to describe the business purposes for having various classes of common stock. Specifically, the Company has added the following disclosure to the section “Description of Capital Stock” on page 109 of Amendment No. 1:

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. As of the consummation of this offering, AMD will have the right to elect two Class B directors and Fujitsu will have the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors. As a result, immediately following the offering contemplated by this prospectus, AMD will hold a majority of our shares of capital stock entitled to vote for the election of our directors, which we believe will allow us to remain a beneficiary under various AMD contracts and intellectual property licenses.

Voting Rights - Page 102

43.	We note your disclosure that the number of directors that may be elected by holders of the Class B common stock and Class C common stock is dependent on such holder’s aggregate ownership interest in you, as set forth in your certificate of incorporation. Please revise your disclosure to indicate the specific ownership levels that correspond to the number of directors that the Class B and Class C common stock holders are entitled to elect.

Response: In response with the Staff’s comment, the Company respectfully submits that on page 113 of the Registration Statement, under the heading “Election and Removal of Directors—Election of Directors,” the Company discloses the specific ownership levels that correspond to the number of directors that the holders of its Class B common stock and Class C common stock are entitled to elect.

Conversion Rights - Page 103

44.	Please revise your disclosure to indicate the circumstances under which the Class D common stock would convert.

Mr. Tim Buchmiller

June 13, 2005

Response: In response to the Staff’s comment, the Company has revised its disclosure to indicate the circumstances under which its Board of Directors may elect to cause the Class D common stock to convert. Specifically, the Company has revised the existing disclosure on page 110 of Amendment No. 1 to reflect the exact wording that appears in the Company’s Certificate of Incorporation, as follows:

•	the date upon which our board of directors elects to cause the Class D common stock to convert ~~under specified circumstances~~ following a determination that such conversion is in our best interests.

Corporate Opportunities - Page 105

45.	Please file the non-competition agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company will file the non-competition agreement as Exhibit 10.14 to a future amendment to the Registration Statement.

Underwriting - Page 114

46.	Please describe supplementally the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the ‘underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response. We may have further comment.

Response: In response to the Staff’s comment, the Company advises the Staff that Citigroup Global Markets Inc. (“Citigroup”) and Credit Suisse First Boston LLC (“CSFB” and, together with Citigroup, the “Representatives”) have advised the Company that all preliminary prospectuses, final prospectuses and related confirmations will be delivered in hard copy. To complement such distributions, the Representatives may also deliver or make available prospectus materials to certain customers electronically; however, the Representatives will not accept indications of interest, make offers or delivery confirmations electronically.

Mr. Tim Buchmiller

June 13, 2005

Citigroup has informed the Company that it intends to use the i-Deal Prospectus Delivery System (“i-Deal”) to deliver preliminary prospectus materials to certain U.S. institutional clients that have or will receive hard copies of the preliminary prospectus. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus materials only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004, and Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

CSFB has informed the Company that it intends to make the preliminary and final prospectus available in electronic (PDF) format via e-mail to certain of its customers, as well as on the Internet through a password protected portal on its proprietary website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. CSFB will also deliver hard copies of the preliminary prospectuses, final prospectuses and related confirmations to each of its customers that receives such material electronically.

It is possible that an electronic prospectus may be delivered electronically or posted online by any other member of the underwriting syndicate. The Representatives have advised the Company that none of the agreements the Representatives have with the other underwriters contractually limits the ability of such underwriters to make an Internet posting. The Representatives have also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or otherwise communicate with their clients electronically or how they might choose to do so. The Representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective. As a result, the Company refers the Staff to the following language included on page 123 in the “Underwriting” section of the prospectus:

A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The Company has been advised by the Representatives that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information will be determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to such time, the Representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Representatives do not have an opportunity to make

Mr. Tim Buchmiller

June 13, 2005

inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, Citigroup will include in a communication to the syndicate the following:

You may not make an online distribution of shares of Spansion Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup that syndicate members will so comply, there would not appear to be a regulatory need to make the Representatives responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

Neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding Citigroup Global Markets Inc.’s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While the Representatives have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

Consolidated Financial Statements - Page F-1

Consolidated Statements of Operations - Page F-4

47.	We note that you include losses from the disposal of tools and equipment in other non-operating income (expense). See disclosure on page 44. Please tell us why this classification is appropriate under U.S. GAAP. See paragraph 45 of SFAS 144.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that less than $150,000 of net gains and losses on the disposal of tools and equipment were included in other non-operating income (expense) during each of the three annual periods ended December 26, 2004. During the fiscal periods ended December 28, 2003 and December 26, 2004, $17,861 and $447,138 of aggregate miscellaneous other manufacturing expenses and net gains on the disposal of tools and equipment were classified as non-operating income (expense). For the fiscal year ended March 31, 2003, $1,388,003 of operating expenses, consisting principally of costs incurred to transfer equipment between manufacturing locations, were included in non-operating income (expense). Based on the Staff’s comment, although the Company believes these balances are immaterial to the consolidated financial statements, it has reclassified the amounts from non-operating income (expense) to cost of sales.

Mr. Tim Buchmiller

June 13, 2005

Note 1. Nature of Operations - Page F-8

48.	Please tell us and disclose how you accounted for and valued the June 30, 2003 formation of the limited liability company and the related contributions from AMD and Fujitsu. From page F-11 it appears that you used historical cost. Tell us why. We note that after the reorganization, the company is a subsidiary of AMD. Discuss why it was appropriate to carry over both the cost and the accumulated depreciation. Also tell us how you considered the application of SAB Topic 4B to your formation of the limited liability company and your planned reorganization into a corporation.

a.	Please tell us and disclose how you accounted for and valued the June 30, 2003 formation of the limited liability company and related contributions from AMD and Fujitsu. From page F-11 it appears that you used historical cost. Tell us why.

Response: In response to the Staff’s comment, the Company advises the Staff that Spansion LLC accounted for its formation as a limited liability company and the related contributions from AMD and Fujitsu following the provisions of AICPA Practice Bulletin 14, Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships (PB 14). PB 14 provides reporting and accounting guidance for limited liability companies organized in the United States that prepare financial statements in accordance with generally accepted accounting principles.

PB 14 addresses accounting for the formation of a limited liability company through the contribution of assets and liabilities previously owned by predecessor entities. Paragraph .05 of PB 14 states, “An LLC formed by combining entities under common control or by conversion from another type of entity initially should state its assets and liabilities at amounts at which they were stated in the financial statements of the predecessor entity or entities as indicated in paragraphs D-11–D-12 of FASB Statement No. 141, Business Combinations.”

Spansion LLC was not a newly formed entity, but rather reflected the expansion and continuation, by its owners AMD and Fujitsu, of the existing Flash memory wafer manufacturing entity, Fujitsu AMD Semiconductor Limited (FASL). Accordingly, the formation of Spansion LLC as a limited liability company included both of the two key elements addressed by paragraph .05. The first element relates to FASL having been controlled by Fujitsu up to the point of its formation as a limited liability company, and Spansion LLC being controlled by AMD upon the completion of its reorganization. The second element of paragraph ..05 relates to the reorganization of FASL, a previously existing corporation, into a limited liability company, Spansion LLC. As a result, Spansion LLC’s net assets should be recorded at their historical cost following the provisions of PB 14.

The Company advises the Staff that it has expanded Note 1 in the Notes to the Consolidated Financial Statements on page F-9 of Amendment No. 1 to include the following disclosure:

In connection with its reorganization as a limited liability company on June 30, 2003, the Company recorded the net asset contributions received from AMD and Fujitsu at their historical carrying values following the provisions of AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.”

Mr. Tim Buchmiller

June 13, 2005

b.	We note that after the reorganization, the company is a subsidiary of AMD. Discuss why it was appropriate to carry over both the cost and accumulated depreciation.

In response to the Staff’s comment, the Company refers to its response in item “a” above and the guidance concerning continuation of the historical cost basis of accounting for those assets transferred to the LLC. The Company also refers the Staff to paragraph D-12 of SFAS 141, which indicates “the entity receiving the net assets shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer.” Spansion LLC concluded this applied equally to the cost basis and accumulated depreciation for those depreciable assets received by Spansion LLC from its parent companies in connection with the reorganization.

c.	Also tell us how you considered the application of SAB Topic 4B to your formation of the limited liability company and your planed reorganization into a corporation.

The Company respectfully advises the Staff that FASL, prior to its reorganization on June 30, 2003 as Spansion LLC, a U.S. limited liability company, was organized as a Japanese corporate entity. Accordingly, the Company does not believe the provisions of SAB Topic 4.B, which address the classification of undistributed earnings on the financial statements of an entity whose S Corporation status (or by analogy limited liability company (LLC) status due to its similar “pass through structure”) is terminated, were applicable to the reorganization of FASL into Spansion LLC. However, the Company does agree that SAB Topic 4.B will apply to the intended conversion, upon the effectiveness of the initial public offering, of Spansion LLC into Spansion Inc., a Delaware domestic corporation. Accordingly, at that time, the Company will reclassify all undistributed earnings to additional paid in capital, and will make conforming reclassification adjustments to all prior periods presented in the accompanying consolidated financial statements.

Note 3. Summary of Significant Accounting Policies

Inventories - Page F-10

49.	We note that you do not value inventories in stock in excess of forecasted customer demand over the next six months. In MD&A, quantify the remaining balance of inventory items previously written-down or written-off and the significant components of that balance as long as a significant balance of such items remains on hand. Disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for each relevant period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set timeline for the sale of scrapping of these items.

Response: In response to the Staff’s comment, the Company advises the Staff that the amount of inventory items previously written-down or written-off and the amount remaining on the Company’s books for each period presented is not significant. The Company also advises the Staff that it has disclosed in MD&A under the heading “Gross Margins” on page 54 of Amendment No. 1 that no significant sales of such items have occurred. The Company will disclose to the SEC any significant impact to margins from future sales of inventory previously written-down or written-off.

Mr. Tim Buchmiller

June 13, 2005

Revenue Recognition - Page F-10

50.	We note that you record a provision for estimated product returns and sales allowances at the time revenue is recognized. Please tell us and disclose the nature/terms of the returns and allowances. Expand to describe in more detail how you account for and classify these items and why. Cite the accounting literature upon which you relied. Supplementally provide us with a rollforward of these reserves including a separate column for adjustments in each period.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company follows the provisions of SFAS 48, “Revenue Recognition When Rights of Return Exists” to account for its estimated product returns and sales allowances. The Company accounts for its estimated product returns and sales allowances as a reduction in revenue when the provisions of paragraph 6 of SFAS 48 are met. Product returns and sales allowances primarily represent returns for reasons other than the products’ quality. Estimates of the amounts to record are based on the Company’s historical experience, including the experiences of both AMD and Fujitsu prior to Spansion LLC’s reorganization.

The roll-forward of the sales reserves amounts for the periods set forth below is as follows (in thousands):

Periods ended:	Balance, beginning of period	Actual Returns	Adjustment	Balance, end of period
March 31, 2003	$—	$—	$—	$—
December 28, 2003	—	(2,431)	5,431	3,000
December 26, 2004	3,000	(6,424)	5,424	2,000
March 27, 2005	2,000	(2,752)	2,952	2,200

There was no sales and returns allowance in fiscal year ended March 31, 2003 and prior to June 30, 2003 because the Company generated revenue by selling Flash memory wafers only to AMD and Fujitsu, who were contractually obligated to purchase all of the Flash memory wafers, and did not have price protection and product return rights.

In response to the Staff’s comment, the Company has revised the “Revenue Recognition” section in Note 3 by adding the following disclosure at the end of the third paragraph under the heading “Revenue Recognition” on page F-11 and noting within the paragraph that the OEM customers do not have contractual product return rights:

Mr. Tim Buchmiller

June 13, 2005

These product returns and sales allowances represent product returns for reasons other than the products’ quality. The Company’s policy with respect to quality related product returns is set forth below under the section entitled “Product Warranties.”

The Company reduces revenue for estimated product returns and sales allowances in accordance with the SFAS 48, “Revenue Recognition When Right of Return Exists.” The Company did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003. Product returns were not material for fiscal 2003, fiscal 2004 or the first quarter of fiscal 2005.

51.	We note from page 72 that you provide your customers with software solutions and services. We note from page 74 that you provide customers with hardware development tools and platforms for design, development, verification, evaluation, and programming. Please explain to us in more detail the nature of these products and services and your accounting for the associated costs. Discuss whether or not the provision of the services and products represent multiple-element arrangements.

Response: The Company advises the Staff that all of the referenced software, hardware and related services referred to above are provided to potential customers by the Company voluntarily and free of charge prior to the actual sale of Flash memory devices. These software, hardware and related services are provided as a part of the Company’s customer development and marketing activities undertaken with the goal of securing Flash product design wins, and are not provided under a contractually binding multi-element arrangement between the Company and its prospective customer. When the software, hardware and services are provided to the prospective customer, there is still no assurance that the Company’s products will be selected by the prospective customer for use in their products, that a supplier-customer relationship will be consummated or that a resulting sales transaction will ultimately occur. Additionally, the Company does not sell the software, hardware or related services separately nor is the Company obligated to provide any related ongoing maintenance or support. Accordingly, these products and services do not represent a separate element of the Company’s sales transactions. The costs associated with these software, hardware or related services are expensed to sales and marketing expenses as incurred.

Note 12. Income Taxes - Page F-29

52.	In the first table provided in this note, consider including a footnote to explain that for the year ended March 31, 2003, you operated only in Japan, were a taxable entity (not a limited liability company that elected to be treated as a partnership for U.S. federal tax reporting purposes) and that you were taxed at the corporate level.

Response: In response to the Staff’s comment, the Company has added the following footnote to the first table in Note 12 on page F-31 of Amendment No. 1:

(1)	For the year ended March 31, 2003, the Company operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and operated only in Japan. As such, the Company was a taxable entity that was taxed as a corporation in Japan.

Mr. Tim Buchmiller

June 13, 2005

53.	We note that approximately $428 million of foreign earnings from certain foreign subsidiaries are permanently invested and AMD and Fujitsu have not been subject to any U.S. federal income taxes on these amounts.

•	Please revise this Note to include the disclosures required by paragraph 44 of SFAS 109.

Response: In response to the Staff’s comment, the Company has revised Note 12 by adding the following sentence to the last paragraph of Note 12 on page F-33 of Amendment No. 1:

Due to the Company’s tax status as a partnership, it is not practicable at this time to estimate any residual U.S. taxes that would be due on these earnings if the earnings were remitted by these certain foreign subsidiaries.

•	Revise your discussion of new accounting pronouncements in Note 3 to include a discussion of FASB Staff Position 109-2 and your evaluation of the impact of adoption to the financial statements.

Response: In response to the Staff’s comment, the Company has revised Note 3 by adding the following sentence to the disclosure under the heading “Summary of Significant Accounting Policies—Income Taxes” on page F-14:

The American Jobs Creation Act of 2004 allows a special one-time deduction for dividends received on the repatriation of certain foreign earnings to U.S. taxpayers. The Company does not anticipate making such a repatriation dividend during the qualifying time period.

Note 13. Employee Benefit Plans - Page F-31

54.	We note that you account for the participation of Spansion Japan’s employees in the defined benefit pension plan sponsored by Fujitsu as a multiemployer plan wherein you record net pension cost equal to the annual contributions made to the plans in accordance with paragraph 68 of SFAS 87. Tell us why you believe this arrangement qualifies as a multiemployer plan in accordance with paragraph 67 of SFAS 87.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that from the time of formation of the Flash memory manufacturing venture, Fujitsu AMD Semiconductor Limited, in 1993, its employees have participated in a pension plan that was organized and operated for the benefit of employees of Fujitsu and its majority-owned subsidiaries (the Fujitsu Pension Plan). The plan offers primarily a defined benefit retirement benefit. The nature and amount of benefits offered by the Fujitsu Pension Plan are determined primarily through negotiation between Fujitsu and the Fujitsu employees union. Spansion Japan does not have any control over the nature and amount of benefits provided by the Fujitsu Pension Plan.

Given the nature of the Fujitsu Pension Plan, the Company believes that it is required under FAS 87 to account for its pension liability as if it were a participant in a multiemployer pension plan. The characteristics of a multiemployer pension plan are set out in paragraph 67 of FAS 87 and are summarized below along with a discussion of how the Fujitsu Pension Plan matches those characteristics:

Mr. Tim Buchmiller

June 13, 2005

Per paragraph 67 of FAS 87, a multiemployer plan generally has the following characteristics:

1.	The plan receives contributions from more than one unrelated employer, usually pursuant to a collective bargaining agreement.

In addition to Spansion Japan and Fujitsu, there are other employers (primarily majority-owned by Fujitsu) participating in the Fujitsu Pension Plan. Spansion Japan has been allowed to continue its participation although it is no longer a majority-owned subsidiary of Fujitsu. While Spansion Japan is not a party to a collective bargaining agreement per se it cannot legally change or terminate its participation in the Fujitsu Pension Plan without the consent of its employees union. The Company also advises the Staff that it considered the guidance provided by the FASB Staff’s “Q&A 87 – Guide to Implementation of Statement 87 on Employer’s Accounting for Pensions: Questions and Answers.” Specifically, questions 86 and 87 and their answers indicated that a subsidiary’s participation in an overall single-employer plan results in multi-employer pension plan accounting in the subsidiary’s separate financial statements. Although Spansion LLC is not a subsidiary of Fujitsu, the implementation guidance supports the position that multi-employer pension plan accounting is appropriate as the Company is participating in Fujitsu’s overall pension plan.

2.	Assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer.

The Fujitsu Pension Plan Assets are not segregated into separate accounts for the participating employers and all assets are available to pay benefits to the employees of any participating employer without regard to which employer contributed the assets.

3.	A multiemployer plan usually is administered by a board of trustees composed of management and labor representatives and may also be referred to as a “joint trust” or “union” plan.

The Company does not participate in the administration of the Fujitsu Pension Plan or in selecting the trustees of the Fujitsu Pension Plan.

4.	The employers participating in multiemployer plans usually have a common industry bond, but for some plans the employers are in different industries, and the labor union may be their only common bond.

In the case of the Fujitsu Pension Plan, the common bond is that all of the participating employers are or have been majority-owned subsidiaries of Fujitsu. Most of the employees of these subsidiaries are also members of the Fujitsu employees union.

In summary, the Company’s situation is substantially similar to that of a multiemployer pension plan as described in paragraph 67 of FAS 87.

* * *

Mr. Tim Buchmiller

June 13, 2005

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/S/ ROBERT W. PHILLIPS
Robert W. Phillips
of LATHAM & WATKINS LLP